Dreyfus Growth and Income Fund, Inc.
200 Park Avenue
New York, New York 10166

January 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: John C. Grzeskiewicz, Esq.

Re: Dreyfus Growth and Income Fund, Inc.
Request for Withdrawal of Post-Effective Amendment to
Registration Statement on Form N-1A (File Nos. 33-44004; 811-06474)

Ladies and Gentlemen:

On December 17, 2004, Dreyfus Growth and Income Fund, Inc. (the "Fund") filed Post-Effective Amendment No. 18 to the Fund's Registration Statement on Form N-1A (the "Amendment") to add additional classes to the Fund, and to rename the Fund as Dreyfus Premier Growth and Income Fund, Inc. The Fund has determined not to proceed with the additional classes or new name, and no securities were sold in connection with the proposed offering. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund hereby requests the withdrawal of the Amendment.

Sincerely,

DREYFUS GROWTH AND INCOME FUND, INC.

By: /s/ Michael A. Rosenberg
       Name: Michael A. Rosenberg
       Title: Secretary